

Entity Profile Information

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0230824	
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/07/2013

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0230824	
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
COMMODITY POOL OPERATOR WITHDRAWN	11/30/1988
NFA MEMBER WITHDRAWN	11/30/1988
COMMODITY POOL OPERATOR REGISTERED	09/12/1986
NFA MEMBER APPROVED	09/12/1986
NFA MEMBER PENDING	08/15/1986
COMMODITY POOL OPERATOR PENDING	01/08/1986

Outstanding Requirements

Annual Due Date: 6/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026

ANNUAL REGISTRATION UPDATE REQUIRED

MEMBER QUESTIONNAIRE REQUIRED

Disciplined Employee Summary



Business Information

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

Name	**CITIBANK N A**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**135266470**

Business Address

Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone Number	**212-816-6000**
Fax Number	**716-803-8983**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Other Names

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

CITIBANK, N A -NAME CHANGE

DBA　　　**NOT IN USE**

COMMINGLED ASSETSHIFT

DBA　　　**NOT IN USE**

COMMINGLED BONDSHIFT

DBA　　　**NOT IN USE**

COMMINGLED ENHANCED CASH

DBA　　　**NOT IN USE**

COMMINGLED ENHANCED INDEX 500

DBA　　　**NOT IN USE**

COMMINGLED EQUITY SWEEP

DBA　　　**NOT IN USE**

COMMINGLED FIXED INCOME SWEEP

DBA　　　**NOT IN USE**

COMMINGLED STOCKSHIFT

DBA　　　**NOT IN USE**

COMMNINGLED INDEX 500

DBA　　　**NOT IN USE**

FIDUCIARY FUTURES MANAGEMENT DEPT OF

DBA　　　**NOT IN USE**

SHORT TERM INVESTMENT FUND

DBA　　　**NOT IN USE**



Location of Business Records

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0454870**
Name	**CALLAN, ROSS JAMES**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-04-2019**

NFA ID	**0569591**
Name	**COLE, TITILOPE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-05-2025**

NFA ID	**0273113**
Name	**COSTELLO, ELLEN MARIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-26-2024**

NFA ID	**0535623**
Name	**DAILEY, GRACE ELAINE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-07-2021**

NFA ID	**0566925**
Name	**DEANGELIS, MARK LOUIS**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-23-2024**

NFA ID	**0469342**
Name	**DESOER, BARBARA JEAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-05-2013**

NFA ID	**0535627**
Name	**FRASER, JANE NIND**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-11-2021**

NFA ID	**0548064**
Name	**FROIO, ANTHONY**
TItle(s)	**NO LISTED TITLE**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-16-2022**

NFA ID	**0538012**
Name	**GARG, SUNIL**
TItle(s)	**DIRECTOR** **CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-17-2021**

NFA ID	**0301812**
Name	**HENNES, DUNCAN P**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-28-2014**

NFA ID	**0508916**
Name	**IRELAND, SUSAN LESLIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**11-09-2017**

NFA ID	**0571121**
Name	**KAMIS, CENK**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-19-2025**

NFA ID	**0515303**
Name	**KANE, NICOLA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-23-2024**

NFA ID	**0551814**
Name	**KOZIARA SWIATKOWSKI, EUGENIA**
TItle(s)	**NO LISTED TITLE**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-31-2022**

NFA ID	**0566445**
Name	**LOFTHOUSE, JONATHAN RICHARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-28-2024**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-27-2019**

NFA ID	**0496707**
Name	**PINNIGER, ROBERT KEITH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-02-2016**

NFA ID	**0566652**
Name	**RAYSON, PAUL ANDREW**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-17-2024**

NFA ID	**0551966**
Name	**SHARMA, VANDANA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2022**

NFA ID	**0461775**
Name	**TAYLOR, DIANA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-21-2020**

NFA ID	**0465452**
Name	**TURLEY, JAMES STANTON**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-23-2013**

Holding Company Information

NFA ID	**0455446**
Full Name	**CITICORP LLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-26-2012**

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Non-U.S. Regulator Information

NFA ID 0187177 CITIBANK N A

List of Non-U.S. Regulator(s) During The Past 5 Years

Country   **Regulator Name**

No Information Available



Disciplinary Information - Criminal Disclosures

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

First Name	**ASMA**
Last Name	**MARINACCIO**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-6097**
Email	**ASMA.MARINACCIO@CITI.COM**



Enforcement/Compliance Communication Contact Information

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

First Name	**MARK**
Last Name	**DEANGELIS**
Title	**MANAGING DIRECTOR**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Viewed on May 20, 2025

NFA ID 0187177 CITIBANK N A

Membership Contact

First Name	**ASMA**
Last Name	**MARINACCIO**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-6097**
Email	**ASMA.MARINACCIO@CITI.COM**

Accounting Contact

First Name	**BRIAN**
Last Name	**CONNORS**
Title	**VICE PRESIDENT**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-8052**
Email	**BRIAN.CONNORS@CITI.COM**

Arbitration Contact

First Name	**MARY**
Last Name	**REISERT**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-816-0092**
Email	**MARY.REISERT@CITI.COM**

Compliance Contact

First Name	**MARK**
Last Name	**DEANGELIS**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**DEANGELIS**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**